

Karis Family Daycare is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch Share
Women-owned
Karis Family Daycare

Daycare

1713 W Alameda Ave
Burbank, CA 91506
Get directions
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $25,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Karis Family Daycare is seeking investment to construct a brand new infant and toddler center.
Adding A LocationLease SecuredGenerating Revenue
This is a preview. It will become public when you start accepting investment.
MEET KARIS FAMILY DAYCARE

Karis Family Daycare is looking to add another daycare facility to our family. We currently operate 2 high-caliber, play-based childcare facilities, specializing in infant and toddler care and development. It's our team's mission to support our communities through convenient, modern and reliable childcare that emphasizes nature, group dynamics and self growth. In pursuit of that mission, we are proposing the construction of a custom built, fully equipped, infant and toddler center in Burbank, CA, which will be the third daycare under the Karis Family Daycare umbrella. This facility will take advantage of an optimum location, large waiting list, innovations in convenience, our spotless childcare reputation and a heavy local demand for infant/toddler specific care to continue creating explosive growth and value for Karis Family Daycare and the families we service.

Previous
Next
This is a preview. It will become public when you start accepting investment.
OUR STORY

Karis Family Daycare was founded by owner Brenna Karis in 2016. We currently operate 2 successful home-daycares with a capacity of 24 children, a strong team of employees, and an annual gross revenue of $450,000. Through Brenna's leadership and the work of our amazing team, KFD has built a solid business reputation after 7 years of daycare operation in Glendale and Burbank and boasts countless excellent reviews from current and past clients.

Our staff members are all passionate about childcare and development with a range of education backgrounds, field experience and certifications in relevant areas.
We emphasize higher than average wages and benefits to attract and retain the best childcare specialists, something that can be a challenge for daycares operating with slim margins which we have managed to avoid thanks to our historically superior service, target demographic and operational standards
We are bolstered by an experienced team of administrative staff and consulting advisors to fill any blind spots the executive team could miss
This is a preview. It will become public when you start accepting investment.
PROGRAM OUTLINE
This is a preview. It will become public when you start accepting investment.
LOCATION

Strategically located at 4201 Magnolia Blvd in the beloved and popular Magnolia Business District in Burbank, CA, this proposed facility will be the third daycare under the Karis Family Daycare umbrella.

This will be a newly built, fully equipped, infant and toddler center serving children ages 2 months- 3 years with a capacity of 40 children
The design of the building emphasizes our program's focus on nature and sensory play with a large, lush shaded outdoor spaces complete with safe interactive features and a variety of soft play surfaces, while modular buildings allow us more control over construction costs and timelines.
Our capacity of 40 children at a time will be divided into 4 classrooms broken down as such: Classroom 1: 12 toddlers (ages 18 mo-3 years), 2 teachers | Classroom 2: 12 infant (ages 2 mo15mo), 3 teachers | Classroom 3: 8 infants (ages 12 mo-18 mo), 2 teachers | Classroom 4: 8 toddlers (ages 18 mo-3 years), 2 teachers
This is a preview. It will become public when you start accepting investment.
CURRENT STATUS
Land/Project is dig-ready
$160,000 invested securing and preparing the space so far
Pre-construction package complete
Architectural renderings, engineering blueprints, and land survey complete
Construction cost itemization/projections available
Materials submitted to relevant local and state based parties for permitting and grant approval.
This is a preview. It will become public when you start accepting investment.
MARKET ANALYSIS

This industry is growing with strong demand for quality, trustworthy daycare centers. Due to a shortage of accessible childcare in our penetrated markets, we have consistently been able to maintain a waitlist of over 60 clients seeking childcare since our opening in 2016, including during our current expansion, with a large concentration of parents seeking infant-specific care.

Compound annual growth rate for childcare of 4.2% over the next several years (Grandview Research Institute, 2022)
Burbank population of 125,000 and daytime transient population of 250,000 people
12,000 Children in Burbank under 5 (U.S Census Bureau, 2022)
We are projecting total revenue of $1,253,750
This is a preview. It will become public when you start accepting investment.
4.9
Yelp Rating
$1,253,750
Projected Annual Revenue
2016
Founded
This is a preview. It will become public when you start accepting investment.
BUSINESS PLAN
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Land fee $27,975
Mainvest Compensation $2,025
Total $30,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,346,400 $1,440,000 $1,464,000 $1,478,640 $1,493,426
Cost of Goods Sold $1 $1 $1 $1 $1
Gross Profit $1,346,399 $1,439,999 $1,463,999 $1,478,639 $1,493,425

EXPENSES

Supplies $15,000 $16,042 $16,309 $16,472 $16,636
Rent $144,000 $147,600 $151,290 $155,072 $158,948
Insurance $2,412 $2,472 $2,533 $2,596 $2,660
Utilities $9,600 $9,840 $10,086 $10,338 $10,596
Internet $2,400 $2,460 $2,521 $2,584 $2,648
Food $24,000 $25,668 $26,095 $26,355 $26,618
Marketing $7,200 $7,700 $7,828 $7,906 $7,985
Cleaning $7,200 $7,700 $7,828 $7,906 $7,985
Employees $615,000 $657,754 $668,716 $675,403 $682,156
Licensing & Permits $1,800 $1,845 $1,891 $1,938 $1,986
Operating Profit $517,787 $560,918 $568,902 $572,069 $575,207
This information is provided by Karis Family Daycare. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Karis Family Daycare Magnolia Center Pitch.pdf

Investment Round Status

Target Raise $30,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends January 19th, 2024

Summary of Terms

Legal Business Name Karis Family Daycare LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 0.5%-2.1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2031

Financial Condition

Forecasted milestones

Karis Family Daycare forecasts the following milestones:

Finish construction in Burbank, CA by May 2024.

Fully licensed and open by September 2024

Achieve 1,300,000 revenue per year by 2025

Achieve 600,000 profit per year by 2026

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Karis Family Daycare to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Karis Family Daycare operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Karis Family Daycare competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Karis Family Daycare's core business or the inability to compete successfully against the with other competitors could negatively affect Karis Family Daycare's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Karis Family Daycare's management or vote on and/or influence any managerial decisions regarding Karis Family Daycare. Furthermore, if the founders or other key personnel of Karis Family Daycare were to leave Karis Family Daycare or become unable to work, Karis Family Daycare (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Karis Family Daycare and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Karis Family Daycare is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Karis Family Daycare might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Karis Family Daycare is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Karis Family Daycare

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Karis Family Daycare's financial performance or ability to continue to operate. In the event Karis Family Daycare ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Karis Family Daycare nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Karis Family Daycare will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Karis Family Daycare is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Karis Family Daycare will carry some insurance, Karis Family Daycare may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Karis Family Daycare could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Karis Family Daycare's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Karis Family Daycare's management will coincide: you both want Karis Family Daycare to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Karis Family Daycare to act conservative to make sure they are best equipped to repay the Note obligations, while Karis Family Daycare might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Karis Family Daycare needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Karis Family Daycare or management), which is responsible for monitoring Karis Family Daycare's compliance with the law. Karis Family Daycare will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Karis Family Daycare is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Karis Family Daycare fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Karis Family Daycare, and the revenue of Karis Family Daycare can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Karis Family Daycare to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Karis Family Daycare. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

About Us

Blog

FAQ

Write For Us

Referral Program

Business Resources

Support Center

Educational Materials

Contact Us

Terms of Service

Privacy Policy